General California Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
With Those of Other Funds

7 Statement of Investments

27 Statement of Assets and Liabilities

28 Statement of Operations

29 Statement of Changes in Net Assets

30 Financial Highlights

33 Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General California Municipal Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General California Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced annualized yields of 2.69% for Class A shares, 2.27% for Class B shares and 2.27% for E*TRADE Class shares. Taking into account the effects of compounding, the fund produced annualized effective yields of 2.73%, 2.29% and 2.29% for Class A shares, Class B shares and E*TRADE Class shares, respectively.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy as well as robust investor demand for a more limited supply of California's tax-exempt money market securities.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a portfolio of high-quality, municipal money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

While inflation appeared to be subdued at the end of 2005, inflation-related concerns intensified over the first five months of 2006 as the U.S. economic expansion gained momentum and energy prices surged to record highs. In its ongoing attempts to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with interest rates, reaching their highest levels in five years. However, yields of shorter-dated money market securities climbed more sharply than longer-dated securities, causing yield differences along the tax-exempt money market yield spectrum to narrow toward historical lows. By the end of the reporting period there was little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, adding to demand and putting downward pressure on yields.

Due to low yields from very short-term, floating-rate instruments, we tended to focus on tax-exempt commercial paper and seasoned municipal notes and bonds maturing over six to nine months. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times. This strategy is designed to help protect the fund's yield while ensuring that cash remains available for redemptions and new investments.

Finally, the steadily growing U.S. economy benefited California's fiscal condition by reducing unemployment and boosting corporate and personal incomes, particularly in the technology sector. In fact, California received credit-rating upgrades from two of the major bond rating agencies. Higher tax revenues for California helped relieve long-standing budget pressures and reduced the state's need for short-term borrowing to covering operating shortfalls. At the same time, demand for California securities remained robust from individual and institutional investors, helping to keep yields relatively low.

What is the fund's current strategy?

While recent data suggested that the U.S. economy remains on a path of sustainable growth, the economy and the Fed have sent mixed messages with regard to inflation and the possibility that the rate of economic expansion may begin to slow. As a result, while it currently appears that at least one or two additional rate hikes are likely, we believe that short-term interest rates are unlikely to rise substantially above current levels, especially if high energy prices curtail consumer spending. In addition, we expect issuance volume to increase during the summer when California issuers traditionally come to market, which could cause yields to rise. Therefore, should we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B and E*TRADE Class shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.23% and an annualized effective yield of 2.25% and the fund's E*TRADE Class shares would have produced an annualized yield of 2.24% and an annualized effective yield of 2.27%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General California Municipal Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.86	$ 5.01	$ 5.01
Ending value (after expenses)	$1,013.50	$1,011.40	$1,011.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B	E*TRADE Class
Expenses paid per $1,000†	$ 2.87	$ 5.04	$ 5.04
Ending value (after expenses)	$1,022.09	$1,019.95	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .57% for Class A shares, 1.00% for Class B shares and 1.00% for E*TRADE Class shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments−98.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−97.9%				
ABAG Finance Authority for Non-Profit Corporations, MFHR (Paragon Apartments) (LOC; Comerica Bank)	3.50	6/7/06	8,200,000 [a]	8,200,000
ABAG Finance Authority for Non-Profit Corporations, Revenue (Airforce Village West Inc.) (LOC; KBC Bank)	3.46	6/7/06	11,500,000 [a]	11,500,000
ABAG Finance Authority for Non-Profit Corporations, Revenue (Grauer Foundation Education Project) (LOC; Comerica Bank)	3.48	6/7/06	4,000,000 [a]	4,000,000
ABAG Finance Authority for Non-Profit Corporations, Revenue (Point Loma Nazarene University) (LOC; Allied Irish Bank)	3.51	6/7/06	1,400,000 [a]	1,400,000
Alameda County Industrial Development Authority, Industrial Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank)	3.26	6/7/06	3,780,000 [a]	3,780,000
Alameda County Industrial Development Authority, Industrial Revenue (P.J.'s Lumber Inc. Project) (LOC; Comerica Bank)	3.53	6/7/06	2,305,000 [a]	2,305,000
Alameda County Industrial Development Authority, Industrial Revenue (Plastikon Industries Inc. Project) (LOC; California State Teacher's Retirement)	3.67	6/7/06	2,960,000 [a]	2,960,000
Alameda County Industrial Development Authority, Industrial Revenue (Spectrum Label Corp.) (LOC; Bank of The West)	3.65	6/7/06	3,370,000 [a]	3,370,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvement Financing Projects) (LOC; Bank of Nova Scotia)	3.54	6/7/06	495,000 [a]	495,000
Alameda-Contra Costa Schools Financing Authority, LR, COP (LOC; KBC Bank)	3.54	6/7/06	9,995,000 [a]	9,995,000
California (Insured; XLCA and LOC; Merrill Lynch)	3.51	6/7/06	8,120,000 [a,b]	8,120,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.40	7/10/06	17,000,000	17,000,000
California, CP (Liquidity Facility; Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.40	7/10/06	10,000,000	10,000,000
California, CP (Liquidity Facility; Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.43	7/10/06	1,000,000	1,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.40	7/10/06	14,700,000	14,700,000
California, GO Notes (Liquidity Facility; Citibank NA)	3.55	6/7/06	9,375,000 [a,b]	9,375,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California, GO Notes (Liquidity Facility; Merrill Lynch)	3.52	6/7/06	2,000,000 [a,b]	2,000,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA and State Street Bank and Trust Co.)	3.42	6/7/06	11,000,000 [a]	11,000,000
California, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	3,500,000 [a,b]	3,500,000
California, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.53	6/7/06	6,535,000 [a,b]	6,535,000
California, GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.50	6/7/06	7,170,000 [a,b]	7,170,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.42	6/7/06	15,000,000 [a]	15,000,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.44	6/7/06	10,700,000 [a]	10,700,000
California, RAN	4.50	6/30/06	42,000,000	42,035,009
California Department of Water Resources, Power Supply Revenue (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.45	6/7/06	11,600,000 [a]	11,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.40	7/10/06	3,812,000	3,812,000
California Educational Facilities Authority, College and University Revenue (Art Center Design College) (LOC; Allied Irish Bank)	3.51	6/7/06	4,050,000 [a]	4,050,000
California Health Facilities Financing Authority, Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America)	3.21	6/7/06	14,700,000 [a]	14,700,000
California Housing Finance Agency, Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.23	6/7/06	17,200,000 [a]	17,200,000
California Housing Finance Agency, Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.23	6/7/06	8,250,000 [a]	8,250,000
California Housing Finance Agency, Revenue (Insured; MBIA and Liquidity Facility: California State Teachers Retirement and KBC Bank)	3.23	6/7/06	13,065,000 [a]	13,065,000
California Housing Finance Agency, Revenue (Liquidity Facility; Bank of America)	3.23	6/7/06	13,900,000 [a]	13,900,000
California Housing Finance Agency, Revenue (Liquidity Facility; Dexia Credit Locale)	3.23	6/7/06	9,700,000 [a]	9,700,000
California Infrastructure and Economic Development Bank, IDR (Alegacy Food Service Products) (LOC; Comerica Bank)	3.52	6/7/06	6,700,000 [a]	6,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	3.51	6/7/06	1,695,000 [a]	1,695,000
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank)	3.53	6/7/06	3,750,000 [a]	3,750,000
California Infrastructure and Economic Development Bank, IDR (Lance Camper Manufacturing Corp. Project) (LOC; Comerica Bank)	3.48	6/7/06	6,000,000 [a]	6,000,000
California Infrastructure and Economic Development Bank, IDR (Lance Camper Manufacturing Corp. Project) (LOC; Comerica Bank)	3.48	6/7/06	1,180,000 [a]	1,180,000
California Infrastructure and Economic Development Bank, IDR (Studio Moulding Project) (LOC; Comerica Bank)	3.51	6/7/06	3,175,000 [a]	3,175,000
California Infrastructure and Economic Devolpment Bank, IDR (Vandalay Holdings LLC) (LOC; Comerica Bank)	3.51	6/7/06	1,697,050 [a]	1,697,050
California Infrastucture and Economic Development Bank, Industrial Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.50	6/7/06	1,500,000 [a]	1,500,000
California Pollution Control Financing Authority, PCR (Pacific Gas and Electric Company) (LOC; Bank One)	3.54	6/1/06	20,000,000 [a]	20,000,000
California Pollution Control Financing Authority, SWDR (ALS Plastics Project) (LOC; Wells Fargo Bank)	3.49	6/7/06	2,500,000 [a]	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Athens Services Project) (LOC; Wells Fargo Bank)	3.27	6/7/06	3,400,000 a	3,400,000
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	3.32	6/7/06	7,285,000 a	7,285,000
California Pollution Control Financing Authority, SWDR (Blue Line Transfer Inc. Project) (LOC; Wells Fargo Bank)	3.27	6/7/06	3,700,000 a	3,700,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc.) (LOC; U.S. Bank NA)	3.27	6/7/06	6,150,000 a	6,150,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc.) (LOC; U.S. Bank NA)	3.27	6/7/06	3,970,000 a	3,970,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc.) (LOC; U.S. Bank NA)	3.27	6/7/06	3,700,000 a	3,700,000
California Pollution Control Financing Authority, SWDR (California Waste Solutions) (LOC; California State Teacher's Retirement)	3.27	6/7/06	3,370,000 a	3,370,000
California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill) (LOC; Comerica Bank)	3.32	6/7/06	1,315,000 a	1,315,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.30	6/7/06	3,895,000 a	3,895,000
California Pollution Control Financing Authority, SWDR (Evergreen Distributors) (LOC; California State Teachers Retirement)	3.21	6/7/06	1,680,000 a	1,680,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Greenwaste Recovery Project) (LOC; Comerica Bank)	3.32	6/7/06	1,455,000 [a]	1,455,000
California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank)	3.32	6/7/06	4,115,000 [a]	4,115,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corp. Project) (LOC; Comerica Bank)	3.32	6/7/06	3,300,000 [a]	3,300,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corp. Project) (LOC; Comerica Bank)	3.32	6/7/06	1,765,000 [a]	1,765,000
California Pollution Control Financing Authority, SWDR (Mottra Corp. Project) (LOC; Wells Fargo Bank)	3.32	6/7/06	1,735,000 [a]	1,735,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.32	6/7/06	3,000,000 [a]	3,000,000
California Pollution Control Financing Authority, SWDR (New United Motor Manufacturing) (LOC; California State Teachers Retirement)	3.46	6/7/06	2,900,000 [a]	2,900,000
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	3.27	6/7/06	12,000,000 [a]	12,000,000
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	3.27	6/7/06	5,120,000 [a]	5,120,000
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	3.27	6/7/06	6,000,000 [a]	6,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				

California Pollution Control
  Financing Authority, SWDR
  (Norcal Waste System Inc.
  Project) (LOC; Comerica Bank)
	3.32	6/7/06	6,525,000 a	6,525,000

California Pollution Control
  Financing Authority, SWDR
  (Pena's Disposal Inc. Project)
  (LOC; Commerica Bank)
	3.32	6/7/06	1,355,000 a	1,355,000

California Pollution Control
  Financing Authority, SWDR
  (Placer County Eastern
  Sanitation) (LOC; California
  State Teachers Retirement)
	3.27	6/7/06	2,800,000 a	2,800,000

California Pollution Control
  Financing Authority, SWDR
  (Ratto Group Company Inc.
  Project) (LOC; California
  State Teachers Retirement)
	3.27	6/7/06	3,800,000 a	3,800,000

California Pollution Control
  Financing Authority, SWDR
  (Sierra Pacific Industries Inc.
  Project) (LOC; Wells Fargo Bank)
	3.30	6/7/06	7,675,000 a	7,675,000

California Pollution Control
  Financing Authority, SWDR
  (Specialty Solid Waste
  Project) (LOC; Comerica Bank)
	3.32	6/7/06	2,080,000 a	2,080,000

California Pollution Control
  Financing Authority, SWDR
  (Sunset Waste Paper Inc.
  Project) (LOC; Comerica Bank)
	3.32	6/7/06	2,170,000 a	2,170,000

California State Economic
  Development Financing
  Authority, IDR (Scientific
  Specialties Project)
  (LOC; Bank of America)
	3.21	6/7/06	1,225,000 a	1,225,000

California State Economic
  Development Financing
  Authority, IDR (Vortech
  Engineering Inc. Project)
  (LOC; U.S. Bank NA)
	3.26	6/7/06	2,415,000 a	2,415,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				

California Statewide Communities
  Development Authority, CP
  (Kaiser Permanente)
	3.18	6/8/06	7,500,000	7,500,000

California Statewide Communities
  Development Authority, IDR
  (American Modular System Project)
  (LOC; Bank of the West)
	3.52	6/7/06	3,800,000 [a]	3,800,000

California Statewide Communities
  Development Authority, IDR
  (American River)
  (LOC; Wells Fargo Bank)
	3.35	6/7/06	1,490,000 [a]	1,490,000

California Statewide Communities
  Development Authority, IDR
  (Biocol Investments LP Project)
  (LOC; Union Bank of California)
	3.40	6/7/06	875,000 [a]	875,000

California Statewide Communities
  Development Authority, IDR
  (Busseto Foods Inc.)
  (LOC; Comerica Bank)
	3.30	6/7/06	3,750,000 [a]	3,750,000

California Statewide Communities
  Development Authority, IDR
  (Del Mesa Farms Project)
  (LOC; Wells Fargo Bank)
	3.46	6/7/06	5,500,000 [a]	5,500,000

California Statewide Communities
  Development Authority, IDR
  (Flambeau Airmold Corp. Project)
  (LOC; Wells Fargo Bank)
	3.35	6/7/06	1,500,000 [a]	1,500,000

California Statewide Communities
  Development Authority, IDR
  (Kennerly Project)
  (LOC; Bank of the West)
	3.35	6/7/06	1,530,000 [a]	1,530,000

California Statewide Communities
  Development Authority, IDR
  (Lesaint Limited Partnership
  Project) (LOC; PNC Bank)
	3.35	6/7/06	1,280,000 [a]	1,280,000

California Statewide Communities
  Development Authority, IDR
  (Pacific Bearings Company
  Project) (LOC; Union
  Bank of California)
	3.40	6/7/06	450,000 [a]	450,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, IDR (Packaging Innovation Project) (LOC; Wells Fargo Bank)	3.35	6/7/06	1,885,000 [a]	1,885,000
California Statewide Communities Development Authority, IDR (Rapelli Project) (LOC; Comerica Bank)	3.35	6/7/06	2,500,000 [a]	2,500,000
California Statewide Communities Development Authority, MFHR (1030 Post Street Apartments) (Insured; FNMA)	3.47	6/7/06	5,900,000 [a]	5,900,000
California Statewide Communities Development Authority, MFHR (Aqua Vista Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.47	6/7/06	8,000,000 [a]	8,000,000
California Statewide Communities Development Authority, MFHR (Beachview Villa Apartments) (Insured; American International Group)	3.35	8/15/06	5,805,000	5,805,000
California Statewide Communities Development Authority, MFHR (City Towers Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.57	6/7/06	9,020,000 [a,b]	9,020,000
California Statewide Communities Development Authority, MFHR (Grande Garden Apartments) (Insured; FNMA and Liquidity Facilty; FNMA)	3.51	6/7/06	2,505,000 [a]	2,505,000
California Statewide Communities Development Authority, MFHR (Horizons at Indio) (LOC; Citibank NA)	3.50	6/7/06	8,500,000 [a]	8,500,000
California Statewide Communities Development Authority, MFHR (Ivy Hill Apartments Project) (Insured; FNMA)	3.47	6/7/06	11,337,000 [a]	11,337,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	3.58	6/7/06	3,700,000 [a]	3,700,000
California Statewide Communities Development Authority, MFHR (Oakmont of Alameda) (LOC; Bank of the West)	3.57	6/7/06	12,680,000 [a]	12,680,000
California Statewide Communities Development Authority, MFHR (Oakmont Senior Living) (Insured; FNMA and Liquidity Facilty; FNMA)	3.47	6/7/06	14,340,000 [a]	14,340,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	3.70	6/7/06	4,600,000 [a]	4,600,000
California Statewide Communities Development Authority, MFHR (Plaza Club Apartments) (LOC; FNMA)	3.48	6/7/06	4,500,000 [a]	4,500,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens) (LOC; FHLB)	3.56	6/7/06	3,385,000 [a]	3,385,000
California Statewide Communities Development Authority, MFHR (Stonebridge Elk Grove) (LOC; Citibank NA)	3.50	6/7/06	6,750,000 [a]	6,750,000
California Statewide Communities Development Authority, MFHR (Wyndover Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	3.47	6/7/06	8,450,000 [a]	8,450,000
California Statewide Communities Development Authority, MFHR, Refunding (Irvine Apartments Communities) (LOC; Bank of America)	3.22	6/7/06	5,600,000 [a]	5,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, MFHR, Refunding (Sunrise Fresno) (Insured; FNMA and Liquidity Facility; FNMA)	3.47	6/7/06	5,500,000 a	5,500,000
California Statewide Communities Development Authority, Multifamily Revenue (Varenna Assisted Living Apartments Project) (LOC; HSH Nordbank)	3.50	6/7/06	2,786,000 a	2,786,000
California Statewide Communities Development Authority, Revenue	4.00	6/30/06	1,000,000	1,000,592
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.19	6/1/06	6,600,000 a	6,600,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.17	6/7/06	10,000,000 a	10,000,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.19	6/7/06	4,300,000 a	4,300,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.19	6/7/06	16,500,000 a	16,500,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.19	6/7/06	5,600,000 a	5,600,000
California Statewide Communities Development Authority, Revenue, COP (Sutter Health) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.46	6/7/06	28,435,000 a,b	28,435,000
Compton Unified School District, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.50	6/7/06	4,960,000 a,b	4,960,000
Concord, MFHR (Maplewood and Golden Glen Apartments Project) (LOC; Citibank NA)	3.52	6/7/06	3,845,000 a	3,845,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Contra Costa, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	3.23	6/7/06	2,005,000 a	2,005,000
Contra Costa, MFHR (Camara Circle Apartments) (LOC; Citibank NA)	3.52	6/7/06	1,800,000 a	1,800,000
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.57	6/7/06	11,182,216 a,b	11,182,216
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.57	6/7/06	28,369,337 a,b	28,369,337
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Deutsche Banks AG)	3.53	6/7/06	2,085,000 a,b	2,085,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA)	3.52	6/7/06	14,500,000 a,b	14,500,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.50	6/7/06	13,750,000 a,b	13,750,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	2,735,000 a,b	2,735,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	3,530,000 a,b	3,530,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Hayward, MFHR (Timbers Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	3.48	6/7/06	4,500,000 [a]	4,500,000
Huntington Park Public Financing Authority, LR (Parking Project) (LOC; Union Bank of California)	3.24	6/7/06	3,860,000 [a]	3,860,000
Long Beach, Harbor Revenue (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	2,990,000 [a,b]	2,990,000
Los Angeles, COP (Loyola High School) (LOC; Allied Irish Banks)	3.44	6/7/06	6,950,000 [a]	6,950,000
Los Angeles, MFHR (Watts/Athens Apartments) (LOC; FHLB)	3.47	6/7/06	4,300,000 [a]	4,300,000
Los Angeles, TRAN	4.00	6/30/06	13,350,000	13,357,954
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.42	6/7/06	10,000,000 [a]	10,000,000
Los Angeles Community Redevelopment Agency, COP (Broadway Spring Center Project) (LOC; Comerica Bank)	3.23	6/7/06	7,100,000 [a]	7,100,000
Los Angeles Community Redevelopment Agency, MFHR (Views at 270) (LOC; Citibank NA)	3.50	6/7/06	1,000,000 [a]	1,000,000
Los Angeles Convention and Exhibition Center Authority, LR (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.18	6/7/06	36,500,000 [a]	36,500,000
Los Angeles Department of Water and Power, Power System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.53	6/7/06	7,865,000 [a,b]	7,865,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (AAA Packing & Shipping Project) (LOC; California State Teachers Retirement)	3.48	6/7/06	3,000,000 [a]	3,000,000
Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Incorporated Project) (LOC; California State Teachers Retirement)	3.28	6/7/06	4,840,000 [a]	4,840,000
Maywood Public Financing Authority, Revenue (Maywood Redevelopment Agency) (LOC; California State Teachers Retirement)	3.45	6/7/06	8,485,000 [a]	8,485,000
Milpitas, MFHR (Crossing At Montague) (Insured; FNMA and Liquidity Facility; FNMA)	3.47	6/7/06	4,500,000 [a]	4,500,000
Oakland Joint Powers Financing Authority, Revenue (Oakland GO Bond Program) (Insured; AMBAC and Liquidity Facility; Merrill Lynch Capital Services)	3.51	6/7/06	6,080,000 [a,b]	6,080,000
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	3.50	6/7/06	2,740,000 [a]	2,740,000
Riverside County Industrial Development Authority, IDR (Computrus Inc. Project) (LOC; Wells Fargo Bank)	3.49	6/7/06	1,925,000 [a]	1,925,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement)	3.49	6/7/06	4,275,000 [a]	4,275,000
Sacramento Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.57	6/7/06	6,925,000 [a,b]	6,925,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Sacramento Housing Authority, MFHR (Chesapeake Commons) (Insured; FNMA and Liquidity Facility; FNMA)	3.48	6/7/06	4,500,000 [a]	4,500,000
Sacramento Housing Authority, MFHR (Lofts at Natomas Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	3.47	6/7/06	6,000,000 [a]	6,000,000
San Bernardino County Industrial Development Authority, IDR (W&H Voortman) (LOC; California State Teachers Retirement)	3.35	6/7/06	1,980,000 [a]	1,980,000
San Bernardino Redevelopment Agency, MFHR (Silver Woods Apartments Project) (Insured; FNMA)	3.47	6/7/06	7,000,000 [a]	7,000,000
San Francisco City and County Redevelopment Agency, MFHR (Orlando Cepeda Place) (LOC; Citibank NA)	3.50	6/7/06	13,925,000 [a]	13,925,000
San Jose, MFHR (Almaden Lake Village Apartments) (Insured; FNMA and Liquidity Facility: FNMA)	3.48	6/7/06	4,100,000 [a]	4,100,000
San Jose, MFHR (Siena) (Insured; FHLMC)	3.47	6/7/06	12,100,000 [a]	12,100,000
Santa Clara County Housing Authority, MFHR (Monte Vista Terrace Apartments) (LOC; Union Bank of California)	3.53	6/7/06	4,000,000 [a]	4,000,000
Santa Clara County Housing Authority, MFHR (Willows Apartments) (LOC; Union Bank of California)	3.32	6/7/06	4,284,000 [a]	4,284,000
Santa Rosa, MFHR (Crossings at Santa Rosa)	3.77	8/4/06	7,600,000	7,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Selma Public Financing Authority, LR (Street Improvement and Redevelopment Project) (LOC; Allied Irish Bank)	3.47	6/7/06	6,575,000 [a]	6,575,000
Triunfo County Sanitation District, Sanitation District Revenue (LOC; BNP Paribas)	3.28	6/7/06	1,400,000 [a]	1,400,000
University of California, College and University Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.53	6/7/06	9,010,000 [a,b]	9,010,000
University of California, CP	3.16	6/8/06	12,200,000	12,200,000
Vallejo, COP (2001 Golf Course Facilities Financing Project) (LOC; California State Teachers Retirement)	3.54	6/7/06	3,655,000 [a]	3,655,000
Vallejo, Water Revenue, COP (LOC; KBC Bank)	3.28	6/7/06	4,215,000 [a]	4,215,000
Victorville Joint Powers Finance Authority, LR (Cogeneration Facility Project) (LOC; Fortis Bank)	3.18	6/7/06	7,000,000 [a]	7,000,000
Walnut Energy Center Authority, CP (Turlock Irrigation District) (LOC; State Street Bank and Trust Co.)	3.42	8/15/06	13,000,000	13,000,000
Whittier, College and University Revenue (Whittier College) (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	3.52	6/7/06	16,850,000 [a]	16,850,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—.7%				
Puerto Rico Commonwealth, TRAN (LOC: Bank of Nova Scotia, BNP Paribas, Citibank NA, Dexia Credit Locale, Fortis Bank, Royal Bank of Canada and State Street Bank and Trust Co.)	4.43	7/28/06	2,000,000	2,002,992
Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.52	6/7/06	6,055,000 a,b	6,055,000
Total Investments (cost $1,065,774,150)			**98.6%**	**1,065,774,150**
Cash and Receivables (Net)			**1.4%**	**14,942,584**
Net Assets			**100.0%**	**1,080,716,734**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $194,191,553 or 18.0% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	98.7
AAA,AA,A c		Aaa,Aa,A c		AAA,AA,A c	1.3
					100.0

†   Based on total investments.
c   Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,065,774,150	1,065,774,150
Cash		8,883,425
Interest receivable		6,743,135
Prepaid expenses		149,879
		1,081,550,589
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		760,086
Payable for shares of Beneficial Interest redeemed		5,355
Accrued expenses		68,414
		833,855
Net Assets ($)		**1,080,716,734**
Composition of Net Assets ($):		
Paid-in capital		1,080,700,822
Accumulated net realized gain (loss) on investments		15,912
Net Assets ($)		**1,080,716,734**

Net Asset Value Per Share

	Class A	Class B	E*TRADE Class
Net Assets ($)	346,138,816	85,423,480	649,154,438
Shares Outstanding	346,142,496	85,421,715	649,136,611
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**17,898,600**
Expenses:	
Management fee–Note 2(a)	2,757,239
Shareholder servicing costs–Note 2(c)	1,216,877
Distribution and prospectus fees–Note 2(b)	784,116
Custodian fees	40,448
Professional fees	32,456
Prospectus and shareholders' reports	40,069
Registration fees	15,564
Trustees' fees and expenses–Note 2(d)	6,371
Miscellaneous	17,124
Total Expenses	**4,910,264**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(141,228)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,492)
Net Expenses	**4,766,544**
Investment Income–Net	**13,132,056**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(88,993)**
Net Increase in Net Assets Resulting from Operations	**13,043,063**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005
Operations ($):		
Investment income–net	13,132,056	13,182,045
Net realized gain (loss) on investments	(88,993)	131,738
Net unrealized appreciation (depreciation) on investments	–	(9,766)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,043,063**	**13,304,017**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,601,158)	(5,773,893)
Class B shares	(788,177)	(625,140)
E*TRADE Class	(7,742,721)	(6,783,012)
Total Dividends	**(13,132,056)**	**(13,182,045)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	718,394,596	1,291,841,429
Class B shares	125,021,058	201,583,470
E*TRADE Class	192,526,163	918,402,602
Dividends reinvested:		
Class A shares	4,475,573	5,451,214
Class B shares	788,177	622,250
E*TRADE Class	374,904	6,783,012
Cost of shares redeemed:		
Class A shares	(704,431,401)	(1,258,110,912)
Class B shares	(104,978,628)	(154,531,838)
E*TRADE Class	(216,638,871)	(252,311,199)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**15,531,571**	**759,730,028**
Total Increase (Decrease) in Net Assets	**15,442,578**	**759,852,000**
Net Assets ($):		
Beginning of Period	1,065,274,156	305,422,156
End of Period	**1,080,716,734**	**1,065,274,156**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.013	.017	.006	.006	.010	.022
Distributions:						
Dividends from investment income−net	(.013)	(.017)	(.006)	(.006)	(.010)	(.022)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.71[a]	1.74	.58	.55	1.01	2.20
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[a]	.59	.65	.62	.61	.58
Ratio of net expenses to average net assets	.57[a]	.59	.64	.62	.61	.58
Ratio of net investment income to average net assets	2.68[a]	1.75	.59	.56	1.00	2.20
Net Assets, end of period ($ X 1,000)	346,139	327,729	288,502	253,633	378,407	476,007

[a] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	2005	Year Ended November 30, 2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.011	.013	.002	.004	.006	.018
Distributions:						
Dividends from investment income—net	(.011)	(.013)	(.002)	(.004)	(.006)	(.018)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.29[a]	1.33	.24	.36	.62	1.78
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.04[a]	1.06	1.10	1.07	1.10	1.04
Ratio of net expenses to average net assets	1.00[a]	1.00	.98	.83	1.00	1.00
Ratio of net investment income to average net assets	2.25[a]	1.44	.24	.30	.61	1.86
Net Assets, end of period ($ X 1,000)	85,423	64,598	16,920	17,670	8,016	3,795

[a] *Annualized.*
See notes to financial statements.

E*TRADE Class Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income–net	.011	.011
Distributions:		
Dividends from investment income–net	(.011)	(.011)
Net asset value, end of period	1.00	1.00
Total Return (%)	2.29[b]	1.55[b]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.03[b]	1.05[b]
Ratio of net expenses to average net assets	1.00[b]	1.00[b]
Ratio of net investment income to average net assets	2.25[b]	1.55[b]
Net Assets, end of period ($ X 1,000)	649,154	672,947

[a] From March 22, 2005 (commencement of initial offering) to November 30, 2005.

[b] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General California Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal and California state personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A shares, Class B shares and E*TRADE Class shares. Class A shares, Class B shares and E*TRADE Class shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and E*TRADE Class shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and E*TRADE Class shares are subject to a Shareholder Services Plan. In addition, Class B and E*TRADE Class shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B and E*TRADE Class shares, respectively. During the period ended May 31, 2006, sub-accounting service fees amounted to $17,477 for Class B and $172,305 for E*TRADE Class shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B and E*TRADE Class shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and E*TRADE Class shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class B and E*TRADE Class shares. In addition, Class B shares and E*TRADE Class shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares and E*TRADE Class shares. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $72,178 and $711,938, respectively, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class A shares were charged $43,129 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and E*TRADE Class ("Shareholder Services Plan"), Class B and E*TRADE Class shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and E*TRADE Class shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and E*TRADE Class shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through May 31, 2006 for Class B shares and for E*TRADE Class shares, to reduce the expenses of Class B and E*TRADE Class shares, if the aggregate expenses of the Class B and E*TRADE Class shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each such class. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2006, Class B and E*TRADE Class shares were charged $87,385 and $861,526, respectively, of which $13,938 and $127,289, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $25,750 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $459,325, Rule 12b-1 distribution plan fees $125,674, shareholder services plan fees $189,511, transfer agency per account fees $9,236 and chief compliance officer fees $1,605, which are offset against an expense reimbursement currently in effect in the amount of $25,265.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

General California Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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